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November 18, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: John M. Ganley, Esq., Senior Counsel

Re:	The Finite Solar Finance Fund Pre-Effective Amendment No. 1 to Registration Statement on Form N-2/A File Numbers: 333-252919 and 811-23638

Dear Mr. Ganley:
On behalf of The Finite Solar Finance Fund (the “Fund”), set forth below are the Fund’s responses to further comments provided via teleconferences on June 23, 2021, October 27, 2021 and November 15, 2021 by the staff of the Division of Investment Management (the “Staff”) to the Fund’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2/A (File Nos. 333-252919 and 811-23638) (the “Registration Statement”). The Staff’s comments are set forth below in bold italics and are followed by the Fund’s responses. Where revisions to the Registration Statement, including the prospectus (“Prospectus”) and the Statement of Additional Information (“SAI”) contained therein, have been referenced in the Fund’s response, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

PROSPECTUS:

Cover Page

1.
Principal Investment Strategies. The first sentence refers to (underline added for emphasis) “. . . in alternative-lending related securities issued in connection with solar financing, including . . .” The Staff believes the use of “issued in connection with” makes the description overly broad and vague. Please further revise this sentence to make clear that the Fund’s investments will be in loans that are for solar assets.

November 18, 2021

Response:  The referenced disclosure has been revised to state:  “. . . in alternative-lending related securities and other investments issued primarily for solar financing, including . . .”  The Fund further notes that as indicated in the Prospectus, under normal circumstances, the Fund expects to be primarily invested in the following types of investments: (i) loans made to consumers and to commercial entities (including small-and mid-sized U.S. companies and municipal governments) in which the proceeds are used to finance the development, purchase and installation of Solar Energy Systems (“Solar Loans”); (ii) asset-backed securities, including special purpose vehicles (“SPVs”) (sometimes referred to as “securitization vehicles”) representing ownership or participation in a pool of Solar Loans or of payments related to the sale or lease of renewably generated electricity of a Solar Energy System; and (iii) debt securities of Solar Loan Originators and other solar industry participants.

Summary – Periodic Repurchase Offers

2.
The last paragraph of this section (page 8) states that, if a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares. The Staff notes that, while open-end funds are permitted to have minimum account balances, no such permission exists for closed-end funds.  Please provide how the Fund intends to make the referenced repurchases in compliance with the provisions of Rule 23c-2.

Response:  The Fund’s Declaration of Trust authorizes the Fund’s Trustees to establish minimum investment amounts for shareholder accounts and authorizes the Fund’s Trustees to, among other things, require the involuntary redemption of shares held in those accounts the net asset value of which for any reason falls below such established minimum investment amounts.  Also, in each shareholder repurchase offer notification, the Fund will notify shareholders that a shareholder’s holdings will be repurchased in full if such shareholder tenders an amount of shares which results in his account falling below the required minimum, provided that the account did not fall below the required minimum as a result of market movements after the date of the applicable repurchase offer notification. The Fund believes that, because the foregoing will apply to all shareholders, and all shareholders will receive notification regarding it prior to making a repurchase election,  the referenced repurchase by the Fund will not conflict with Rule 23c-2’s requirement that redemptions are made in a manner that will not discriminate unfairly against any shareholder.

November 18, 2021

Summary – Investment Strategies and Policies

3.
The last sentence of the eighth paragraph of this section (page 10) states that Solar Loans may range in term and maturity from less than one year to twenty-five years or longer.  Please provide a more specific range (i.e., 3-5 years, 10-15 years) that the Fund expects to be primarily invested in (or targeting to be primarily invested in).

Response:  The Fund advises the Staff that it does not expect to target a specific range of maturities to be primarily invested in, however, under normal circumstances, the Fund expects a majority of the Solar Loans to which the Fund will gain exposure will have a term or maturity ranging from five to twenty years.  Disclosure reflecting the foregoing has been added at the end of the paragraph referenced in the Staff’s comment.

4.
The second sentence of the tenth paragraph of this section (page 10) begins (underline added for emphasis) “As noted above, the Fund may invest in equity and debt securities issued by Solar Loan Originators . . .” The Staff notes that earlier disclosure only refers to investments in securities of Solar Loan Originators. Please revise to be consistent.

Response:  The Fund has revised the sentence to remove the reference to “equity and debt” before “securities.”

Summary – Alternative Lending and Investment Process

5.
The last paragraph of this section states that the Fund may invest more than 25% of its total assets in Solar Loans originated by one or more Solar Loan Originators at any time, but will not invest more than 45% of its total assets in Solar Loans from any single Solar Loan Originator.  Please confirm that platforms are included in the definition of Solar Loan Originator.

Response:  The Fund confirms that platforms are included in the definition of Solar Loan Originator and has revised the definition of Solar Loan Originator to specifically include platforms.

Summary – Additional Information about Portfolio Investments

6.
The Staff references the Fund’s response to comment #29 (regarding treatment of loan participations and assignments) in the Fund’s letter dated May 20, 2021.   Please explain the Fund’s rational for not considering banks and financial intermediaries for purposes of complying with the Fund’s concentration policy if the Fund will be exposed to the risks regarding such banks and financial intermediaries via loan participations and assignments.

November 18, 2021

Response:  The Fund acknowledges the Staff’s comment.  As stated in its prior response, the Fund believes that, with respect to loan participations and assignments, it is reasonable to consider the underlying purpose of such investments for purposes of determining compliance with the Fund's concentration policy. These investments could be similarly impacted by developments in the solar industry and are subject similar risks including the risk of non-payment of (or reduced demand for) the underlying loans as a result of changes in solar regulation or reduction in related tax benefits. The prior response also noted that the Fund’s concentration policy as revised specifically includes loan participation and assignments as being within the Fund’s concentration in the solar financing industry as defined in the SAI. The Fund does not agree that it will be exposed to the risks regarding banks and financial intermediaries via loan participations and assignments, as the Fund expects that, if there is a default by an underlying borrower in a loan participation, the Fund will only have recourse against such defaulting borrower (and not against the Solar Loan Originator, platform, participating agent or other financial intermediary).  As such, the Fund believes that it is appropriate to look to the underlying borrower in a solar loan participation for purposes of the Fund’s industry concentration policy.

Summary - Special Risk Considerations

7.
The Staff notes that the summary risk disclosure in this section is very lengthy and requests that it be shortened to only highlight the key features of each summarized risk and provide a cross reference to additional disclosure regarding such risk elsewhere in the Prospectus.

Response:  While the Fund believes that the current summary risk disclosure is consistent with summary risk disclosure in the prospectuses of other similar funds, the disclosure has been revised to respond to the Staff’s comment.

8.	Please make the last sentence of the “New Fund and New Adviser Risk” a separate paragraph.

Response:  The requested revision has been made.

Summary of Fund Expenses

9.
Please explain why it is appropriate to discuss the Expense Limitation Agreement in the expense table (page 39) since such Agreement will not have any effect on Fund expenses during the first year of operations as the Adviser will waive its entire Management Fee for the first year and will therefore not waive any additional fees under the Expense Limitation Agreement.  In order to include the Expense Limitation Agreement in the expense table, the Staff believes its expiration should be extended for an additional year.

November 18, 2021

Response: The Adviser has determined to not enter into a Fee Waiver Agreement.  The Registration Statement has been revised to remove references to such Agreement.

10.	In Footnote 7 (page 40), please provide additional descriptions of the types of expenses that are generally covered by the Expense Limitation Agreement.

Response:  The requested revision has been made.

Management of the Fund

11.
Please provide more detail regarding Kevin Conroy’s prior employment and current interest in Dividend Finance and consider whether such prior employment and current interest requires disclosure regarding any potential conflict of interest Mr. Conroy may have in managing the Fund’s portfolio.

Response:  The Fund respectfully advises the Staff that it does not believe Mr. Conroy’s prior employment by and current insignificant interest in Dividend Finance requires additional disclosure regarding potential conflicts of interest outside of the conflict of interest disclosure already included in the “Conflict of Interest” sections of the Prospectus and SAI.

12.
Please provide more disclosure regarding David Kretschmer’s roles at Anthem (including his position(s) and title(s)) and how he was responsible for over $30 billion of investments across multiple portfolios, including his position(s) and title(s) he held at Anthem.

Response:  The referenced disclosure has been updated to include Mr. Kretschmer’s position(s)/title(s) at Anthem.

Description of Capital Structure and Shares

13.
Reference is made to the last paragraph on page 127 which states that the Fund’s By-Laws provide that a shareholder who obtains ownership of shares in a Control Share Acquisition (“CSA”) shall have not voting rights with respect to such shares, except to the extent authorized by shareholders of the Fund. The Staff acknowledges the Fund’s response to its prior comment regarding the referenced paragraph and reserves the right to further comment.

November 18, 2021

Response:  The Fund informs the Staff that it has removed the CSA provision from its By-Laws and has no current intention to include such a provision in its charter documents.  As a result, the referenced paragraph has been deleted from the Prospectus.

PROSPECTUS:

Cover Page

 Summary -Alternative Lending and Investment Process

14.
In the last paragraph of the Alternative Lending and Investment Process section on page 11 of Prospectus, please add “(or a group of related platforms)” at the end of the paragraph (after “any single Solar Loan Originator”).

Response:  The requested addition has been made.

 Summary of Fund Expenses

15.	Please adjust the percentage included for “Management Fees” in the expense table so that such fees are shown as a percentage of the Fund’s net assets.

Response:  The requested revision has been made.

16.
The Staff notes that the Expense Limitation Agreement provides for an expense cap of 2.00% of managed assets.  Please add disclosure to footnote 6 of the expense table explaining that, due to the Fund’s use of leverage, the expense cap is higher when expressed as a percentage of net assets.

Response:  The following has been added to the referenced footnote:

“Because the Expense Cap is calculated based on Managed Assets, when the Fund utilizes leverage the Expense Cap will be higher when expressed in net assets.”

DECLARATION OF TRUST:

17.
In Section 6.2(c) of the Fund’s Declaration of Trust (Redemptions and Repurchases), please remove “for any reason as determined  by the Trustees, in their sole discretion” from the lead in language to the list and, as an alternative to such language, add “when Trustees determine it is in the best interests of the Fund” as an item to the list.

Response:  The requested revisions have been made.

November 18, 2021

18.
Please revise Section 8.12 of the Fund’s Declaration of Trust (Jurisdiction and Waiver of Jury Trial) to state that the exclusive jurisdiction provision does not apply to claims arising under the federal securities laws.  Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws. In addition, please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Response:  The requested revisions have been made to the referenced section of the Declaration of Trust and the requested disclosures have been added to the penultimate paragraph of the “DESCRIPTION OF CAPITAL STRUCTURE AND SHARES” section of the Prospectus.

Should you have any additional questions or comments regarding this letter, please contact the undersigned at (212) 885-5147.

Sincerely,

/s/ Stacy H. Louizos Stacy H. Louizos